EXHIBIT 99(a)(1)(A)


                        HIGH ROAD ACQUISITION CORP.
                            135 Riverview Drive
                        Jackson, Mississippi 39218


Dear Stockholders of                                        June 22, 2000
  KLLM TRANSPORT SERVICES, INC.:

     Enclosed for your review is information amending and updating the Offer to Purchase dated June 2, 2000, pertaining to High Road Acquisition Subsidiary Corp.'s offer to purchase all of the outstanding shares of Common Stock of KLLM Transport Services, Inc. (the "Company") at a purchase price of $8.05 per share in cash. We urge you to read the enclosed materials carefully and to tender your shares as soon as possible, if you have not already done so.

     If you have any questions with respect to the offer or requests for assistance, you may contact Georgeson Shareholder Communications Inc., the Information Agent for the offer, at its address (17 Street, 10th Floor, New York, NY 10004) or its telephone number (banks and brokers call collect
(212) 440-9800 and all others call toll-free (800) 223-2064). Additional copies of the enclosed materials, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the offer.

                              Sincerely,

                              /s/ William J. Liles, III

                              William J. Liles, III
                              President, High Road Acquisition Corp.